Ronn Motor Group, Inc.

ASU SkySong Research Building, #200

1475 N. Scottsdale Road

Scottsdale, AZ 85257

Via EDGAR

March 31, 2017

J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ronn Motor Group, Inc.
Amendment No. 2 to Offering Statement on Form 1-A Filed March 3, 2017 File No. 024-10665

Dear Mr. McWilliams:

Ronn Motor Group, Inc. (the “Company”) hereby requests that the above-captioned offering statement become ordered qualified at 11:00 a.m. EST on Wednesday, April 5, 2017, or as soon as practicable thereafter.

The Company hereby authorizes W. Scott Lawler, Esq. to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ronal Maxwell

Ronal Maxwell – Chief Executive Officer